UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Adept Technology, Inc.

(Name of Subject Company)

Adept Technology, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001

(Title of Class of Securities)

006854202

(CUSIP Number of Class of Securities)

Seth Halio

Chief Financial Officer

Adept Technology, Inc.

5960 Inglewood Drive

Pleasanton, CA 94588

(925) 245-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Rob Cain President and Chief Executive Officer Adept Technology, Inc. 5960 Inglewood Drive Pleasanton, CA 94588 (925) 245-3400	Lisa A. Fontenot Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, CA 94304-1211 (650) 849-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Adept Technology, Inc., a Delaware corporation (the “Company” or “Adept”), initially filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2015, as amended by Amendment No. 1 dated October 5, 2015, Amendment No. 2 dated October 7, 2015, and Amendment No. 3 dated October 15, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the cash tender offer by Hoffman Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Omron Management Center of America, Inc., a Delaware corporation (“OMCA”), which is a wholly owned subsidiary of OMRON Corporation, a Japanese corporation (“OMRON”), as disclosed in the Tender Offer Statement on Schedule TO filed by OMCA and Purchaser with the SEC on September 23, 2015 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a price of $13.00 per share, net to the seller thereof in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Amendments to Schedule 14D-9

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of such Item 8:

“The Offer and withdrawal rights expired at 5:00 P.M., New York City time, on Thursday, October 22, 2015. Computershare Inc., the depositary for the Offer, has advised OMCA and Purchaser that as of such time 12,198,832 shares of Common Stock were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 83.33% of the then outstanding shares of Common Stock. All shares of Common Stock that were validly tendered and not validly withdrawn have been accepted for purchase and paid for by Purchaser.

As a result of the purchase of shares of Common Stock in the Offer, Purchaser had ownership sufficient to effect the Merger under DGCL Section 251(h) without a vote of stockholders of the Company. Accordingly, OMCA has effected the Merger in which Purchaser merged with and into the Company, with the Company surviving the Merger and continuing as a wholly owned subsidiary of OMCA. In connection therewith, each outstanding share of Common Stock, other than shares of Common Stock (i) held by the Company in treasury or owned by OMRON, OMCA or any direct or indirect wholly-owned subsidiary of OMRON, OMCA (including Purchaser) or the Company, which in each case were cancelled and cease to exist, with no payment being made with respect thereto, and (ii) held by stockholders who are entitled to and properly exercise appraisal rights under Section 262 of the DGCL, was converted into the right to receive $13.00 in cash, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law. Shares of Common Stock ceased to trade on the NASDAQ Capital Market at the close of business on October 23, 2015, and the Company has requested that the NASDAQ Capital Market file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Common Stock.

On October 23, 2015, OMRON issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.”

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(8)	Press Release issued by OMRON Corporation, dated October 23, 2015, incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO filed by OMCA and Purchaser on October 23, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2015

Adept Technology, Inc.

By:	/s/ Seth Halio
Seth Halio
Chief Financial Officer